UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Imaging Systems, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class Securities)

37934A100
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















CUSIP No. 37934A100
1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Jackson National Life Insurance Company

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) 	X

3.
SEC Use Only

4.
Citizenship or Place of Organization
Michigan

5.
Sole Voting Power
NONE

6.
Shared Voting Power
864,398

7.
Sole Dispositive Power
NONE

8.
Shared Dispositive Power
864,398

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
864,398

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
NOT APPLICABLE

11.
Percent of Class Represented by Amount in Row (9)
4.52%

12.
Type of Reporting Person (See Instructions)
IC







CUSIP No. 37934A100
1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America, Inc.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) 	X

3.
SEC Use Only

4.
Citizenship or Place of Organization
Michigan

5.
Sole Voting Power
NONE

6.
Shared Voting Power
864,398

7.
Sole Dispositive Power
NONE

8.
Shared Dispositive Power
864,398

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
864,398

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
NOT APPLICABLE

11.
Percent of Class Represented by Amount in Row (9)
4.52%

12.
Type of Reporting Person (See Instructions)
IA







Item 1.
a. Name of Issuer:
Global Imaging Systems, Inc.

b. Address of Issuer's Principal Executive Offices:
3820 NORTHDAYLE BLVD SUITE 200A
Tampa, Florida 33624

Item 2.
a. Name of Person Filing:
1. Jackson National Life Insurance Company ("JNL")
2. PPM America, Inc. ("PPM")

a. Address of Principal Business Office or, if none, Residence:
The address of JNL and PPM is:
225 West Wacker Drive, Suite 1200
Chicago, IL 60606

b. Citizenship:
Delaware

c. Title of Class of Securities:
Common Stock, $.01 par value (the "Securities")

d. CUSIP Number:
37934A100

Item 3.	Type of Person:

a. JNL, a Michigan insurance corporation, is an insurance company as defined in Section 3(a)(19) of the Exchange Act.

b. PPM is an investment adviser in accordance with Rule 13d-1(b)
(1)(ii)(E). All of the securities covered by this report are owned legally by JNL, PPM's investment advisory client, and none are owned directly or indirectly by PPM. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM is the beneficial owner of any of the securities covered by this statement.



















Item 4.	Ownership (at December 31, 1999):
(a)	Amount beneficially owned: 864,398

(b)	Percent of class: 4.52%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 864,398

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 864,398

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	 	the Security Being Reported on By the Parent Holding Company

		Not applicable.

Item 8.	Identification and Classification of Members of the Group

		Not applicable.

Item 9.	Notice of Dissolution of Group

		Not applicable.





















Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuers of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
















































SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 14, 2000

PPM America, Inc.
By: /s/ Paul Carter
		Paul Carter
		Vice President - Compliance





Jackson National Life Insurance
Company, a Michigan insurance corporation
By: 	PPM America, Inc.,
	As Attorney-in-Fact






By: /s/ Paul Carter
		Paul Carter
		Vice President - Compliance
























Joint Filing Agreement

In accorance with Rule 13d-1(f) under the Securities Exchange Acf of 1934, the Persons or entities named below agree to the joint filing on behalf of each Of them of this Schedule 13G with respect to the Securities of the Issuer and Further agree that this joint filing agreement by included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this Agree-Ment as of the 14th day of February, 2000.


PPM America, Inc.
By: /s/ Paul Carter
		Paul Carter
		Vice President - Compliance



Jackson National Life Insurance
Company, a Michigan insurance corporation
By: 	PPM America, Inc.,
	As Attorney-in-Fact




By: /s/ Paul Carter
		Paul Carter
		Vice President - Compliance